SEI Investments Distribution Co.
Statement of Financial Condition
December 31, 2019



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
SEI Investments Distribution Co.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SEI Investments Distribution Co. (the Company) as of December 31, 2019, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2014.

Philadelphia, Pennsylvania
February 24, 2020

SEI Investments Distribution Co.
Statement of Financial Condition
December 31, 2019

(in thousands of dollars, except share data)

Assets

Cash and cash equivalents	$ 3,137
Cash segregated in compliance with federal and other regulations	101
Securities owned, at fair value	33,486
Deposits with clearing organizations	450
Receivable from customers, net of allowance for doubtful accounts of $10	2,000
Receivable from affiliate	81
Fees receivable from affiliated funds	9,287
Fees receivable from non-affiliated funds	2,476
Receivables from clearing organizations	732
Tax receivable	346
Deferred income tax asset	596
Other assets	689
Total assets	53,381

Liabilities and Shareholder's Equity

Payable to customers	9
Payable to clearing organizations	74
Distribution fees payable	3,464
Payable to parent	1,213
Payable to affiliates	6,293
Accrued soft dollars	3,595
Other liabilities	645
Total liabilities	15,293

Shareholder's equity

Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1
Capital in excess of par value	20,309
Retained earnings	17,778
Total shareholder's equity	38,088
Total liabilities and shareholder's equity	$ 53,381

The accompanying notes are an integral part of this financial statement.

SEI Investments Distribution Co.
Notes to Statement of Financial Condition
December 31, 2019

(in thousands of dollars)

1. **Organization and Nature of Business**

    SEI Investments Distribution Co. (SIDCO or the Company) was incorporated in Pennsylvania in July 1981, and is a wholly owned subsidiary of SEI Investments Company (SEI or the parent). SIDCO is a broker registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and securities commissions in all fifty states, the District of Columbia, and Puerto Rico. SIDCO also distributes shares in various regulated investment companies (RICs).

2. **Summary of Significant Accounting Policies**

    Revenue Recognition
    SIDCO earns commissions on securities transactions executed on behalf of its clients. Commissions earned and not received are recorded in Receivables from clearing organizations on the accompanying Statement of Financial Condition.

    In addition, the Company earns revenue from distribution and shareholder servicing services. The fees are allocated for each distinct performance obligation and revenue is recognized when, or as, the Company satisfies its promises. Fees earned and not received are recorded in Fees receivable from affiliated and non-affiliated funds on the accompanying Statement of Financial Condition. SIDCO generally outsources the fulfillment of these distribution and shareholder servicing fees to other entities. The majority of these distribution and shareholder servicing fees are performed by SEI Private Trust Company (SPTC) a wholly owned subsidiary of SEI (See Note 5), while others are performed by unrelated third parties. Depending on the terms and conditions of these various arrangements, the revenues related to these services are either recorded on a gross or net basis.

    Cash and Cash Equivalents
    The Company considers investment instruments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include $2,885 at December 31, 2019 invested in SEI-sponsored money market mutual funds that are quoted daily and are considered Level 1 assets.

    Cash Segregated in Compliance with Federal and Other Regulations
    SIDCO maintains a special reserve bank account at a financial institution for the benefit of its customers. Cash of $101 on the accompanying Statement of Financial Condition has been segregated in this account in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

    Securities Transactions
    To process securities transactions, SIDCO uses various clearing brokers on a fully disclosed basis. These clearing brokers are members of various stock exchanges and clearing organizations and are subject to the rules and regulations of such organizations, as well as those of the Securities and Exchange Commission.

    Pursuant to the terms of the agreements between SIDCO and the clearing brokers, the clearing brokers have the right to charge SIDCO for losses that result from a counterparty's failure to fulfill its contractual obligations. SIDCO has no maximum amount and this obligation applies to all trades executed through the clearing broker. At December 31, 2019, SIDCO has recorded no

4

(in thousands of dollars)

liabilities with regard to this potential obligation. During 2019, SIDCO paid no amounts to the clearing brokers related to these guarantees.

Fair Value of Assets and Liabilities

The accounting standard for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting standard also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company's receivables and payables are recorded at contracted amounts that approximate fair value. The fair value of certain of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

The fair value hierarchy describes three levels of inputs that may be used by the Company to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities without adjustment. The Company's Level 1 assets primarily include investments in mutual funds sponsored by SEI that can be redeemed daily at net asset value.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 financial assets consist of U.S. government agency securities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment by management.

The fair value of financial assets is determined in accordance with the fair value hierarchy established in the accounting standard for fair value measurements. Management believes that the fair value of the financial instruments recognized on the Statement of Financial Condition approximates their market value as such financial instruments are short-term in nature.

Proprietary Transactions

Securities owned consist of U.S. government agency securities and are recorded at fair value by using quoted market prices for exchange traded securities or dealer price quotations for actual or similar instruments.

U.S. Government Agency Securities

All of the Company's investments in U.S. government agency securities are held in accounts at well-established financial institutions. Each financial institution utilizes the services of independent pricing vendors. These vendors utilize evaluated and industry accepted pricing models that vary by asset class and incorporate available trade, bid and other market information to determine the fair value of the securities. The market inputs, listed in approximate order of

5

(in thousands of dollars)

priority, include: benchmark yields, reported trade, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. The Company evaluated the information regarding the pricing methodologies and processes utilized by the independent pricing vendors during the selection process of the financial institution. The Company's investments in U.S. government agency securities have been recorded at the prices provided by the independent pricing vendor without adjustment and are considered Level 2 assets.

Allowance for Doubtful Accounts
SIDCO provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The estimate is based on historical collection experience and a review of the current status of accounts receivable. The allowance for doubtful accounts balance was $10 at December 31, 2019.

Accrued Soft Dollars
SIDCO offers soft dollar program services to its clients where SIDCO provides brokerage services. SIDCO makes soft dollar payments in accordance with the safe harbor for such payments under Section 28(e) of the Securities Exchange Act of 1934. Accrued soft dollars on the statement of financial condition include $3,595 of soft dollar liabilities owed to SIDCO's clients from securities transactions executed on their behalf.

SIDCO does not generate its own research. Rather, it provides a broad spectrum of third-party created research to allow its advisers the widest selection of research and brokerage services.

Management's Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Leases
Effective January 1, 2019, SIDCO adopted the requirements of the Accounting Standards Update No 2016-02, Leases (Topic 842) that requires lessees to recognize a right-of-use asset and a lease liability on the balance sheet for all leases with the exception of short-term leases. For lessees, leases will be classified as either operating or finance leases, with the classification affecting the pattern and classification of expense recognition in the income statement. SIDCO is not a party to any leases during the period ending December 31, 2019, therefore, there is no financial impact under the new ASC 842.

New Accounting Pronouncements
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13) and a subsequent amendment ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments (ASU 2019-04) in April 2019. ASU 2016-13 requires that expected credit losses relating to financial assets measured on an amortized cost basis and available-for-sale debt securities be recorded through an allowance for credit losses. ASU 2016-13 limits the amount of credit losses to be recognized for available-for-sale debt securities to the amount by which carrying value exceeds fair value and also requires the reversal of previously recognized credit losses if fair value increases. ASU 2019-04 provides certain improvements to ASU 2016-13. ASU 2016-13 and ASU 2019-04 became effective for the Company on January 1, 2020. The adoption of the updated

(in thousands of dollars)

standards will not have a material impact on the Company's financial statements and related disclosures.

3. Net Capital Requirements

As a registered broker-dealer, SIDCO is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "Rule"). SIDCO has elected the alternative method permitted by the Rule, which requires that minimum net capital, as defined, be the greater of $250 or two percent of aggregate debit items arising from customer transactions. At December 31, 2019, SIDCO had net capital of $24,524, which exceeded its minimum requirement by $24,274.

4. Income Taxes

SIDCO uses the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Management must make assumptions, judgments and estimates to determine the current provision for income taxes and deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset.

The results of operations of SIDCO are included in the federal and unitary state income tax returns of SEI. In addition, SIDCO files separate returns in states which do not allow unitary filings. Deferred income taxes result from temporary differences between tax and financial accounting recognition of income and expense.

At December 31, 2019, SIDCO has net deferred income tax assets of $596. There is a valuation allowance against deferred tax assets in the amount of $4,664. The valuation allowance against deferred tax assets is related to limitations with regard to the Pennsylvania state net operating loss. At December 31, 2019, SIDCO has a state net operating loss carryforward of $50,939 which, if not utilized, will expire in the years 2020-2023.

The tax effect of temporary differences representing deferred tax assets/liabilities is as follows:

Expenses recognized in different periods for tax purposes	$ (89)
Book/tax difference of recorded assets	(414)
Revenue recognized in different periods	2
Stock based compensation expense	767
State net operating loss carryforward	5,089
Valuation allowance on certain deferred tax assets	(4,664)
Federal income effect of state tax	(95)
Net deferred tax asset	$ 596

The Company did not have any unrecognized tax benefit as of December 31, 2019.

SIDCO has a formal tax sharing allocation agreement with its parent, SEI Investments Company. The agreement provides that if SIDCO has taxable income, it will pay a tax liability equivalent to what SIDCO would have paid if it filed a separate income tax return for the year. If the separately

(in thousands of dollars)

calculated federal income tax return for SIDCO results in a tax loss, the current benefit resulting from such loss, to the extent utilizable on a separate return basis, will be accrued and paid to SIDCO.

5.   Related Party Transactions

As a wholly owned subsidiary of SEI, SIDCO is a party to various service agreements with affiliates of SEI. Accordingly, the financial position of SIDCO presented in the accompanying financial statement may have differed from those obtained if such relationships did not exist at the period presented.

SIDCO is a party to Distribution Agreements with several Registered Investment Companies (RICs), which are advised and/or administered by SEI Investments Management Corporation (SIMC). SIDCO receives a fee from the affiliated RICs for distributing shares of the affiliated RICs. Fees receivable from affiliated funds amounted to $9,287 and are reflected on the accompanying Statement of Financial Condition. SIDCO pays SEI Private Trust Company (SPTC) a fee for its shareholder services provided to Class A and F shares. The payable of $6,064 to SPTC for shareholder servicing fees is included in Payable to affiliates on the accompanying Statement of Financial Condition.

Certain clients of SIDCO use soft dollars to pay for research provided by an affiliate, SEI Global Services Inc. (SGS). The payable of $229 to SGS is included Payable to affiliates on the accompanying Statement of Financial Condition.

Certain costs are allocated by SEI and its affiliates to SIDCO for office space, employee benefits and other general and administrative expenses.

The effect of intercompany transactions is reflected in Payable to parent and in Payable to affiliates on the accompanying Statement of Financial Condition. Under the Expense Allocation Agreement between SIDCO and SEI dated November 1, 2004, SIDCO is being billed monthly for services provided by SEI on its behalf.

SIDCO paid a $6,000 dividend to SEI on January 24, 2019, a $6,500 dividend on April 18, 2019, a $6,500 dividend on July 19, 2019 and a $6,000 dividend on October 31, 2019.

(in thousands of dollars)

SIDCO employees are eligible to participate in the equity compensation plan administered by SEI. SEI grants stock options to employees based on the fair market value of SEI's stock at the date of grant. All outstanding stock options have performance-based vesting provisions that tie the vesting of stock options to SEI's financial performance and are established at the time of grant. The attainment of the performance vesting targets are measured annually on December 31. Stock options vest at a rate of 50 percent when a specified target is achieved, and the remaining 50 percent when a second, higher-specified target is achieved. Options do not vest due to the passage of time but as a result of achievement of the financial vesting targets. Options granted in December 2017 and thereafter include a service condition which requires a minimum two or four year waiting period from the grant date along with the attainment of the applicable financial vesting target. The amount of stock based compensation expense recognized in the period is based upon management's estimate of when the financial vesting targets may be achieved. Any change in management's estimate could result in the remaining amount of stock-based compensation expense to be accelerated, spread out over a longer period, or reversed. This may cause volatility in the recognition of stock-based compensation expense in future periods and could materially affect the Company's earnings.

SEI uses the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the fair value of stock options on the date of grant using an option-pricing model is affected by the price of the SEI's common stock as well as other variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock exercise behaviors, risk-free interest rate and expected dividends. SEI primarily uses historical data to estimate the variables used in the option-pricing model except expected volatility. SEI uses a combination of historical and implied volatility.

The weighted average fair value of SEI's stock options granted during 2019 were $13.97 using the following assumptions:

Expected term (in years)	5.51
Expected volatility	23.35%
Expected dividend yield	1.10%
Risk-free interest rate	1.79%

This table presents certain information relating to SEI's stock option plans for 2019:

	Number of Shares		Weighted Average Price
Balance as of January 1, 2019	99,375	$	34.78
Granted	8,500		64.43
Exercised	(18,250)		19.29
Balance as of December 31, 2019	89,625	$	40.75
Exercisable as of December 31, 2019	61,625	$	33.54

SEI Investments Distribution Co.
Notes to Statement of Financial Condition
December 31, 2019

(in thousands of dollars)

The expiration dates for options at December 31, 2019 range from December 14, 2020 to December 9, 2029 with a weighted average remaining contractual life of options outstanding is 3.5 years.

This table summarizes information relating to all options outstanding at December 31, 2019:

Range of Exercise Prices Per Share	Options Outstanding at December 31, 2019			Options Exercisable at December 31, 2019		
	Number of Shares	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Contractual Life (Years)	Number of Shares	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Contractual Life (Years)
$14.62-$21.05	10,000	$ 15.77	2.0	10,000	$ 15.77	2.0
$22.45-$23.86	19,500	23.32	1.8	19,500	23.32	1.8
$27.03-$40.64	18,500	37.48	4.6	13,000	36.14	4.4
$45.99-$53.16	17,625	49.10	7.9	9,625	49.63	7.0
$53.34-$71.12	24,000	61.71	7.9	9,500	53.34	6.0
	89,625	$ 40.75	5.2	61,625	$ 33.54	3.8

Following completion of eligibility requirements, SIDCO employees are able to participate in a SEI employee stock purchase plan. The plan provides for offering of common stock to eligible employees at a price equal to 85 percent of the fair value at the end of the stock purchase period, as defined.

6. **Concentration of business risk**

Brokerage commissions earned by SIDCO are received from various clearing brokers and remitted on a periodic basis, net of applicable clearing commissions, to SIDCO. In the event such brokers do not fulfill their obligations to the Company, SIDCO may be exposed to credit risk. The risk of default depends on the creditworthiness of each clearing broker. It is SIDCO's policy to review, as necessary, the credit standing of each clearing broker. SIDCO earned a significant amount of its brokerage commissions through one broker. As of December 31, 2019, $495 is included in Receivables from clearing organizations and $250 in Deposits on the accompanying Statement of Financial Condition.

7. **Subsequent Events**

The Company performed an evaluation of subsequent events through February 24, 2020, which is the date the financial statements were made available to be issued.

SIDCO paid a $6,500 dividend to SEI on January 21, 2020.

During this period there have been no other material subsequent events that would require recognition or disclosure.